02046880

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
JUL 2 4 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

July 24, 2002

1-13448

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

PROCESSED
JUL 3 0 2002
THOMSON FINANCIAL

Bandera 140
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

Press Release

MERGER APPROVED BY EXTRAORDINARY MEETINGS OF BANCO SANTANDER AND BANCO SANTIAGO

Santiago, Chile, July 18, 2002.- Today, the respective Extraordinary Shareholders Meeting of Banco Santander-Chile and Banco Santiago approved by ample majority the merger of both institutions, as proposed by their directors, who emphasized that the integration of both banks will contribute to create an organization that will be more profitable, competitive, efficient and which will add more value to its shareholders, clients, employees and the community.

As a consequence of the merger, Banco Santiago will acquire the assets and assume the liabilities of Banco Santander-Chile, will succeed Banco Santander-Chile in all of its rights and obligations and will incorporate the equity and shareholders of Banco Santander-Chile, through the offering of 188,446,126,794 shares.

Among the most important resolutions adopted by the respective Shareholders' Meetings was to rename the new institution as Banco Santander-Chile.

The Shareholders' Meetings were also informed that in the following weeks will begin the process of the sale of assets of the new bank, with the purpose of optimizing the value of the institution for its shareholders.

Pursuant to its policy of transparency, the bank will,

a) Request J.P.Morgan Securities, Inc. and Merrill Lynch & Co., investment banks of recognized international reputation, to issue a report about the advisability of going ahead with the projected sale, and to establish if the asset sale adds value for Banco Santander-Chile and for all and every one of the bank shareholders.

b) In function of the size of the assets and liabilities to be sold and the amount of the operation, to call and propose for its approval an Extraordinary Shareholders Meeting.

At the Shareholders' Meeting of Banco Santiago, a new Board of Directors was elected, to which seven distinguished independent professionals were appointed. The Board of Directors will be formed as follows:

Directors:

Mr. Mauricio Larraín G.- Chairman
Mr. Marcial Portela A. – First Vice Chairman
Mr.. Benigno Rodríguez R. – Second Vice Chairman
Mr.. Víctor Arbulú C.
Mr..Juan Colombo C.
Mr..Vittorio Corbo L.
Mr..Juan Andrés Fontaine T.
Mr.. Gerardo Jofré M.
Mr.. Roberto Méndez T.
Mr..Carlos Olivos M.
Mr..Roberto Zahler M.

Alternate Directors:

Mr. Víctor Barallat L.
Mr. José Juan Ruiz G.

Also, the Board of Directors confirmed the appointment of Fernando Cañas as General Manager.

With the merger of Banco Santiago and Santander, Chile will have one of the leading and more efficient Latin American financial groups, better equipped to offer a diversified array of products and services to all client segments in Chile and in the region.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: July 24, 2002

Name: Gonzalo Romero A.

Title: General Counsel